Exhibit 99.1

Haim Shani Concludes Tenure at Cellebrite as Company Enters Next Growth Phase

TYSONS CORNER, Va. and PETAH TIKVA, Israel, March 6, 2024 (GLOBE NEWSWIRE) — Cellebrite DI Ltd. (Nasdaq: CLBT), a leader in premier Digital Investigative solutions for the public and private sectors, today announced that Haim Shani has retired as a director of the Company, effective immediately. Mr. Shani had been a distinguished member of the Board since 2019, including two years as Chairman from August 2021 until August 2023.

Reflecting on his departure, Mr. Shani remarked, "The pace of progress at Cellebrite over the past year has been exceptional. As Cellebrite moves into its next phase of growth and market leadership, I believe it is the right moment for me to conclude my board service. I am leaving with pride in the Company’s accomplishments and confidence that the Company is well positioned to enjoy further success."

Yossi Carmil, CEO of Cellebrite, expressed his gratitude for Mr. Shani’s contributions: “Haim has been an integral part of our journey, providing strategic guidance that has been vital to our achievements. On behalf of the board and the entire Cellebrite team, I want to thank him for his dedication and impactful contributions. We wish him the very best going forward.”

Following Mr. Shani’s departure, Cellebrite’s Board of Directors shall consist of nine directors.

Cellebrite moves forward as a global leader in Digital Investigative solutions, dedicated to enabling its customers to master the complexities of legally sanctioned digital investigations. The board and leadership team remain focused on addressing the evolving needs of its expansive global customer base through ongoing innovation and go-to-market initiatives and expanding its business around the world.

About Cellebrite

Cellebrite’s mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations to master the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigative platform and solutions transform how customers collect, review, analyze, and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Cellebrite HQ: Derech Shlomo Shmeltzer 94, Kiryat Arye, Petah Tikva, P.O.B 3925, Israel

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, confidence that Company is well positioned to enjoy further success. Such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investor Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com
+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404 804 5910

Cellebrite HQ: Derech Shlomo Shmeltzer 94, Kiryat Arye, Petah Tikva, P.O.B 3925, Israel